CIBT EDUCATION GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2010

UNAUDITED

CONSOLIDATED BALANCE SHEETS

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CIBT EDUCATION GROUP INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	May 31, 2010	August 31, 2009

ASSETS

CURRENT
Cash	$10,040,942	$10,337,128
Accounts receivable (Note 4)	10,317,803	7,571,016
Marketable securities	147,655	147,655
Prepaid expenses and other assets	3,406,711	3,481,744
Inventory	691,027	477,978

	24,604,138	22,015,521
PROPERTYAND EQUIPMENT, net (Note 6)	3,850,097	3,738,812
INTANGIBLE ASSETS (Note 7)	14,149,534	14,410,019
GOODWILL AND UNALLOCATED PURCHASE PRICE (Note 7)	13,118,356	7,010,875
DEFERRED FINANCE FEES (Note 21)	311,223	-
FUTURE INCOME TAX ASSETS (Note 14)	2,029,959	-
FUNDS HELD IN ESCROW (Note 3)	700,378	-
CURRICULUM DEVELOPMENT COSTS AND OTHER ASSETS	285,598	202,724

	$59,049,283	$47,377,951

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 5)	$4,329,753	$5,384,767
Income taxes payable	656,180	481,352
Deferred educational revenue	19,556,521	15,010,112
Capital lease obligations – current portion	54,224	98,231
Long-term debt – current portion (Note 8)	2,976,939	182,112
Due to related parties (Note 17)	217,438	274,563

	27,791,055	21,431,137

FUTURE INCOME TAX LIABILITIES (Note 14)	2,018,978	1,741,607

CAPITAL LEASE OBLIGATIONS	302,194	291,220

LONG-TERM DEBT (Note 8)	43,888	44,327

	30,156,115	23,508,291

NON-CONTROLLING INTERESTS	1,275,022	1,198,606

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 9)	47,709,836	44,350,606

CONTRIBUTED SURPLUS (Note 10)	5,185,036	4,944,877

WARRANTS (Note 9)	63,000	648,600

TREASURY SHARES HELD (Note 11)	(3,273,790)	(4,325,491)

ACCUMULATED OTHER COMPREHENSIVE LOSS	(514,705)	(440,725)

DEFICIT	(21,551,231)	(22,506,813)

	27,618,146	22,671,054

	$59,049,283	$47,377,951

SUBSEQUENT EVENTS (Note 21)

Approved on behalf of the Board:

“Toby Chu”	“Troy Rice”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	3 Months Ended May 31, 2010	3 Months Ended May 31, 2009	9 Months Ended May 31, 2010	9 Months Ended May 31, 2009

REVENUES
Educational	$12,788,359	$11,100,968	$34,646,094	$30,687,839
Design and advertising	493,585	273,655	1,178,102	1,074,052

	13,281,944	11,374,623	35,824,196	31,761,891

DIRECT COSTS
Educational	4,897,503	3,978,222	12,205,693	11,390,320
Design and advertising	244,962	100,433	512,517	467,051

	5,142,465	4,078,655	12,718,210	11,857,371

OTHER EXPENSES
General and administrative (Note 18)	8,138,084	6,050,244	21,393,276	17,444,244
Amortization	355,442	375,023	1,010,150	1,233,098
Stock-based compensation	45,356	89,438	217,626	490,613

	8,538,882	6,514,705	22,621,052	19,167,955

	(399,403)	781,263	484,934	736,565

INTEREST INCOME	7,716	6,272	15,795	68,799
FOREIGN EXCHANGE (LOSS) GAIN	9,879	(281,559)	(86,886)	189,080
INTEREST ON LONG-TERM DEBT	(19,761)	(9,364)	(44,271)	(30,583)
LOSS ON DISPOSAL OF ASSETS	-	-	(9,075)	-
RESTRUCTURING AND INTEGRATION COSTS (Note 13)	(221,000)	-	(221,000)	-

INCOME (LOSS) BEFORE INCOME TAXES	(622,569)	496,612	139,497	963,861

INCOME TAX RECOVERY (PROVISION) (Note 14)
Current income tax provision	(29,236)	(219,946)	(160,471)	(547,575)
Future income tax recovery (provision)	47,966	1,701	1,752,588	5,106

	18,730	(218,245)	1,592,117	(542,469)

INCOME (LOSS) AFTER INCOME TAXES	(603,839)	278,367	1,731,614	421,392

NON-CONTROLLING INTERESTS	(195,787)	(148,947)	(495,924)	(219,115)

NET INCOME (LOSS)	$(799,626)	$129,420	$1,235,690	$202,277

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$(0.01)	$0.00	$0.02	$0.00

COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$(799,626)	$129,420	$1,235,690	$202,277
Unrealized translation adjustments	11,653	(348,402)	(73,980)	(108,004)

Comprehensive income (loss)	$(787,973)	$(218,982)	$1,161,710	$94,273

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	66,826,987	61,122,013	65,289,205	61,341,838
Diluted	66,826,987	61,122,013	65,701,942	61,341,838

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS
(Unaudited)

	3 Months Ended May 31, 2010	3 Months Ended May 31, 2009	9 Months Ended May 31, 2010	9 Months Ended May 31, 2009

ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, beginning of period	$(526,358)	$(156,500)	$(440,725)	$(396,898)
Unrealized translation adjustments	11,653	(348,402)	(73,980)	(108,004)

Balance, end of period	$(514,705)	$(504,902)	$(514,705)	$(504,902)

Ending balance of accumulated other comprehensive loss comprised of:

Unrealized translation adjustments	$(514,705)	$(504,902)	$(514,705)	$(504,902)

Balance, end of period	$(514,705)	$(504,902)	$(514,705)	$(504,902)

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited)

	3 Months Ended May 31, 2010	3 Months Ended May 31, 2009	9 Months Ended May 31, 2010	9 Months Ended May 31, 2009

DEFICIT, BEGINNING OF PERIOD	$(20,751,605)	$(21,801,363)	$(22,506,813)	$(21,874,220)

NET INCOME (LOSS)	(799,626)	129,420	1,235,690	202,277

EXCESS OF COST OF REDEMPTION OVER PROCEEDS ON SALE OF TREASURY SHARES (Note 11)	-	-	(280,108)	-

DEFICIT, END OF PERIOD	$(21,551,231)	$(21,671,943)	$(21,551,231)	$(21,671,943)

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	3 Months Ended May 31, 2010	3 Months Ended May 31, 2009	9 Months Ended May 31, 2010	9 Months Ended May 31, 2009

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss)	$(799,626)	$129,420	$1,235,690	$202,277
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets	355,442	375,023	1,010,150	1,233,098
- stock-based compensation	45,356	89,438	217,626	490,613
- amortization of deferred curriculum costs	17,418	12,089	52,533	36,011
- future income tax provision	(47,966)	(1,701)	(1,752,588)	(5,106)
- loss on disposal of assets	-	-	9,075	-
- non-controlling interests	195,787	148,947	495,924	219,115

	(233,589)	753,216	1,268,410	2,176,008
Net changes in non-cash working capital items (Note 19)	464,751	(1,347,457)	(840,506)	(2,272,236)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	231,162	(594,241)	427,904	(96,228)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(105,738)	(107,977)	(555,402)	(476,704)
Curriculum development costs	(11,459)	(1,012)	(85,223)	(28,816)
Acquisition of net assets of business entities, net of cash received (Note 3)	(3,999,692)	-	(4,886,025)	(886,333)
Funds held in escrow	(700,378)	-	(700,378)	-
Disposal of controlling interest in variable interest entity, net of cash received	-	-	-	(401,980)

NET CASH FROM (USED IN) INVESTING ACTIVITIES	(4,817,267)	(108,989)	(6,227,028)	(1,793,833)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	-	-	3,297,430	-
Treasury share transactions	-	(102,767)	(29,674)	(316,865)
Advances (to) from related parties	15,117	(15,597)	242,875	(279,018)
Non-controlling interest draws	(136,465)	-	(396,465)	-
Lease obligation repayments	(18,946)	(10,240)	(69,680)	(32,887)
Loan principal repayments	(51,902)	(91,773)	(205,612)	(245,170)
Loan principal advances	3,000,000	-	3,000,000	-
Deferred finance fees	(190,577)	-	(264,676)	-

NET CASH FROM (USED IN) FINANCING ACTIVITIES	2,617,227	(220,377)	5,574,198	(873,940)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	(7,212)	(679,639)	(71,260)	(120,419)

NET INCREASE (DECREASE) IN CASH	(1,976,090)	(1,603,246)	(296,186)	(2,884,420)

CASH, BEGINNING OF PERIOD	12,017,032	9,651,563	10,337,128	10,932,737

CASH, END OF PERIOD	$10,040,942	$8,048,317	$10,040,942	$8,048,317

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2010
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), KGIC Language College Corp. (“KGIC”) (refer to Note 3), and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.  CIBT’s educational operations are based in Asia, and SSDC’s and KGIC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the United States.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2009.  The Company’s accounting policies are in accordance with Canadian generally accepted accounting policies and are consistent with those outlined in the 2009 audited consolidated financial statements.  In management’s opinion, these unaudited interim consolidated financial statements include all adjustments, consisting solely of normal recurring adjustments, necessary to present fairly such information.  The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries and divisions of the Company and represent the outside interests’ share in the carrying values and operations of the subsidiaries and divisions.  As of May 31, 2010, the non-controlling interests were as follows:

Subsidiary / division	Non-controlling interest %

CIBT School of Business & Technology Corp.	0.14%
Beihai College	40.00%
Sprott-Shaw Degree College Corp. – Surrey Campus	33.33%
Irix Design Group Inc.	49.00%

Future accounting standards

Recent Accounting Pronouncements

In December 2008, the CICA issued three new accounting standards:

(a) Handbook Section 1582 “Business Combinations”

(b) Handbook Section 1601 “Consolidated Financial Statements”

(c) Handbook Section 1602 “Non-Controlling interest”

These three new accounting standards replaced Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 – “Business Combinations” and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 – “Consolidated and Separate Financial Statements”. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’’ equity on the balance sheet.  In addition the net earning will include 100% of the subsidiary’s results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is in the process of evaluating the impact these standards will have on the Company’s financial position and results of operations upon adoption.

NOTE 3 – ACQUISITION

On March 15, 2010, the Company completed the acquisition of KGIC Education Group Inc.  The Company acquired, through KGIC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the KGIC group of schools (the “KGIC Assets”).  The KGIC Assets will enable the Company to continue to operate the newly acquired business (the “KGIC Business”) which consists of English language training schools.  KGIC’s existing management team will continue to operate KGIC under an executive management contract.  KGIC operates private English language training schools and business colleges in Canada, with seven campuses in Canada, as well as training centres and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico.

As consideration, the initial estimated purchase price of $3,817,497 has been paid by the Company to the selling parties.  In addition, the Company incurred transaction costs of $266,677.  As required under the terms of the agreement, the Company has paid an additional $700,000 into escrow in anticipation of purchase price adjustments resulting from the finalization of certain working capital and other conditions.  As of May 31, 2010, management has determined an estimated purchase price of $3,753,798, which would result in a recovery of $63,699 from the selling parties in addition to the return of the $700,000 held in escrow.  The amounts will be released from escrow 12 months after the closing date (March 15, 2010), subject to:

(a)	the satisfaction of certain conditions; and

(b)	adjustments based on the final determination of the working capital acquired at the time of closing.

The Company has agreed to pay a maximum of $4,000,000 of further consideration which will be paid upon the achievement of the following net revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) milestones by the KGIC Business:

(a)
up to $958,905 in cash if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to $958,905 in value of the Company’s shares if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(c)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $18,200,000 and the EBITDA of the KGIC Business exceeds $2,000,000 for the period March 1, 2011 to February 29, 2012, such amount to be calculated according to a formula which is based upon the excess; and

(d)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $23,000,000 and the EBITDA of the KGIC Business exceeds $3,450,000 for the period March 1, 2012 to February 28, 2013, such amount to be calculated according to a formula which is based upon the excess.

The acquisition of KGIC, a business, has been accounted for using the purchase method with the preliminary fair value of the assets acquired and liabilities assumed on the acquisition date being as follows:

Fair Value of Assets Acquired

Cash	$51,856
Accounts receivable	812,452
Inventory	110,621
Prepaids and other current assets	258,872
Property and equipment	371,822
Unallocated purchase price	6,107,481
Accounts payable and accrued liabilities	(312,119)
Deferred revenue	(3,380,510)

Net assets acquired equal to purchase price	$4,020,475

Purchase price comprised of:
Cash	$3,753,798
Acquisition costs	266,677

Total purchase price	$4,020,475

The purchase price allocation for this acquisition is preliminary and will be adjusted further, including the allocation of unallocated purchase price, as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase as well as the ultimate finalization of the purchase price.  The operating results of the KGIC Business, from March 16, 2010 to May 31, 2010 are included in these consolidated financial statements.

NOTE 3 – ACQUISITION (cont’d)

Subsequent to May 31, 2010, the Company and the selling parties reached an agreement whereby the selling parties have agreed to pay to the Company the sum of $700,000 as an adjustment in connection with the operation of the KGIC Business.  Refer to Note 21.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at May 31, 2010 and August 31, 2009:

	May 31, 2010	August 31, 2009

Trade receivables	$11,199,360	$7,999,851
Less: allowance for bad debts	(837,737)	(428,835)

	$10,361,623	$7,571,016

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at May 31, 2010 and August 31, 2009:

	May 31, 2010	August 31, 2009

Trade accounts payable	$2,856,799	$2,346,716
Payroll and related liabilities	1,178,967	1,164,802
SSDC purchase price payable	-	886,333
Tuition fees and grants payable	64,057	804,380
Others	229,930	182,536

	$4,329,753	$5,384,767

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at May 31, 2010 and August 31, 2009:

	May 31, 2010	August 31, 2009

Furniture and equipment	$4,259,229	$3,753,930
Leasehold improvements	2,875,405	2,593,965
Equipment under capital lease	524,524	548,287

	7,659,158	6,896,182

Accumulated amortization - furniture and equipment	(2,177,373)	(1,858,534)
Accumulated amortization - leasehold improvements	(1,449,130)	(1,132,401)
Accumulated amortization - equipment under capital lease	(182,558)	(166,435)

	(3,809,061)	(3,157,370)

	$3,850,097	$3,738,812

NOTE 7 – INTANGIBLE ASSETS, GOODWILL AND UNALLOCATED PURCHASE PRICE

Intangible assets, goodwill and unallocated purchase price are as follows:

	May 31, 2010
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$4,323,588	$(1,837,909)	$2,485,679

Additions during the current period	-	(241,265)	(241,265)
Foreign exchange adjustments	(25,272)	6,052	(19,220)

Ending balance	$4,298,316	$(2,073,122)	$2,225,194

Intangible assets not subject to amortization

Beginning balance			$11,924,340

Additions during the current period			-

Ending balance			$11,924,340

Total intangible assets			$14,149,534

Goodwill

Beginning balance			$7,010,875

Additions during the current period			-

Ending balance			$7,010,875

Unallocated purchase price (Note 3)

Beginning balance			$-

Additions during the current period			6,107,481

Ending balance			$6,107,481

Total goodwill and unallocated purchase price			$13,118,356

NOTE 7 – INTANGIBLE ASSETS, GOODWILL AND UNALLOCATED PURCHASE PRICE (cont’d)

	August 31, 2009
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance, as restated	$4,264,064	$(1,221,027)	$3,043,037

Additions during the current year	-	(560,542)	(560,542)
Foreign exchange adjustments	59,524	(56,340)	3,184

Ending balance	$4,323,588	$(1,837,909)	$2,485,679

Intangible assets not subject to amortization

Beginning balance, as restated			$11,924,340

Additions during the current year			-

Ending balance			$11,924,340

Total intangible assets			$14,410,019

Goodwill

Beginning balance, as restated			$6,335,441

Additions during the current year			675,434

Ending balance			$7,010,875

NOTE 7 – INTANGIBLE ASSETS, GOODWILL AND UNALLOCATED PURCHASE PRICE (cont’d)

	May 31, 2010
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$348,333	$(185,831)	$162,502
Internally developed curriculum – acquired	2,052,000	(330,600)	1,721,400
Foreign university cooperative agreements and others	1,897,983	(1,556,691)	341,292

	$4,298,316	$(2,073,122)	$2,225,194

Intangible assets not subject to amortization

Accreditations and registrations			$2,506,000
Brand and trade names			3,476,000
Chinese university agreements and contracts			5,942,340

			$11,924,340

Total intangible assets			$14,149,534

NOTE 7 – INTANGIBLE ASSETS, GOODWILL AND UNALLOCATED PURCHASE PRICE (cont’d)

	August 31, 2009
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$348,333	$(126,338)	$221,995
Internally developed curriculum – acquired	2,052,000	(228,000)	1,824,000
Foreign university cooperative agreements and others	1,923,255	(1,483,571)	439,684

	$4,323,588	$(1,837,909)	$2,485,679

Intangible assets not subject to amortization

Accreditations and registrations			$2,506,000
Brand and trade names			3,476,000
Chinese university agreements and contracts			5,942,340

			$11,924,340

Total intangible assets			$14,410,019

NOTE 8 – LONG-TERM DEBT

The carrying value of debt in SSDC is as follows:

Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%	$2,975,000

Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	39,549

Promissory note payable at $505 per month including interest at 8% per annum, unsecured, due June 2011	6,278

3,020,827
Less: current portion	(2,976,939)

Balance at May 31, 2010	$43,888

NOTE 9 – SHARE CAPITAL

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at August 31, 2008 and 2009	64,109,297	$44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agent’s warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at May 31, 2010	69,226,011	$47,709,836

On October 27, 2009, the Company negotiated a non-brokered private placement to raise $3,000,000 by the issuance of common shares of the Company at a price of $0.70 per share.  The financing was undertaken with several purchasers, including institutional investors, in two tranches.  Finders’ fees were payable in connection with a portion of the financing.  On November 4, 2009, the Company closed the first tranche of the non-brokered private placement.  Under the first tranche closing, the Company raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share.  The Company incurred a finders’ fee consisting of a cash commission of $105,000 and finder’s warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share under the first tranche closing.  On November 24, 2009, the Company closed the second tranche of the non-brokered private placement.  Under the second tranche closing, the Company raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share.  The Company incurred a finders’ fee consisting of a cash commission of $101,270 under the second tranche closing.  Total proceeds of $3,308,700 were raised in the non-brokered private placement, an oversubscription of $308,700 from the original $3,000,000 announced on October 27, 2009.

The fair value of the agent’s warrants at the issue date was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of one year; risk-free interest rate of 0.57%; expected dividend yield of 0% and an expected volatility of 82.9%.

NOTE 9 – SHARE CAPITAL (cont’d)

Share purchase warrants

The Company has 210,000 share purchase warrants outstanding exercisable at a price of $0.70 per share exercisable to November 3, 2010.

The Company’s share purchase warrant activity is summarized as follows:

	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2008	5,420,385	1.39	0.80 years

- warrants expired	(208,466)	0.75

Balance, August 31, 2009	5,211,919	1.43	0.38 years

- warrants issued	210,000	0.70
- warrants expired	(5,211,919)	1.62

Balance, May 31, 2010	210,000	0.70	0.43 years

Details of warrants outstanding and exercisable as at May 31, 2010 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

210,000	$0.70	November 3, 2010	0.43 years

210,000

Stock options

The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 3,835,000 shares at prices ranging from $0.51 per share to $2.00 per share exercisable for periods ending from February 19, 2011 to June 21, 2012.

The Company has in place a rolling stock option plan (the “Plan”) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The material terms of the Plan are as follows:

●	The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
●
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Exchange of the Company’s common shares preceding the grant of such options, less any permitted discount.

●
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

●	All options granted under the Plan are non-assignable and non-transferable.
●
If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

NOTE 9 – SHARE CAPITAL (cont’d)

Stock options (cont’d)

The Company’s stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2008	4,535,000	1.18	2.57 years

- options granted during the year	210,000	0.51
- options expired during the year	(495,000)	1.00

Balance, August 31, 2009	4,250,000	1.17	1.87 years

- options granted during the period	80,000	0.80
- options expired during the period	(25,000)	0.50
- options exercised during the period	(390,000)	0.50

Balance, May 31, 2010	3,915,000	1.23	1.33 years

Details of options outstanding as at May 31, 2010 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

1,325,000	$0.58	February 19, 2011	0.73 years
100,000	$1.70	March 19, 2011	0.80 years
750,000	$2.00	March 19, 2011	0.80 years
210,000	$0.51	January 21, 2012	1.64 years
1,450,000	$1.53	June 21, 2012	2.06 years
80,000	$0.80	May 2, 2013	2.93 years

3,915,000	$1.23 Average Price
	The entire 3,915,000 options outstanding were exercisable as at May 31, 2010

Stock-based compensation

On May 3, 2010, 80,000 stock options were granted to employees, officers and directors of the Company at a price of $0.80 per share, vested and exercisable immediately.  The fair value of these options at the date of grant totalling $32,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 2.39%; expected dividend yield of 0% and an expected volatility of 75.5%.  The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.

NOTE 10 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, August 31, 2008	$4,363,779

Stock compensation on vesting of stock options	581,098

Balance, August 31, 2009	4,944,877

Fair value of agent’s warrants for private placement	63,000
Reverse fair value of agent’s warrants for private placement - expired	585,600
Stock compensation on vesting of stock options	217,626
Allocated to share capital on exercise of options	(124,800)
Deficit from sale of treasury shares (Note 11)	(501,267)

Balance, May 31, 2010	$5,185,036

NOTE 11 – TREASURY SHARES

In accordance with TSX Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.  As at May 31, 2010, 2,399,024 common shares with an accumulated cost of $3,273,790 have been recorded as treasury shares held.  On March 24, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of 1.5 million common shares of the Company.  During fiscal 2009, the Company purchased 695,800 common shares and reached the allowable limit of 1.5 million common shares.  On October 9, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company.  The TSX normal course issuer bid expired on October 8, 2009.

By agreement dated October 1, 2009, effective October 1, 2009 and December 31, 2009 respectively, the Company sold 592,104 and 197,368 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (October 1, 2009 market price) in consideration for the settlement of a total of $300,000 owing to the CEO.  These treasury shares had an average cost to the Company of approximately $1.37 per share.  The excess of the cost of these treasury shares over the proceeds received was $781,375 of which $501,267 was charged to contributed surplus on elimination of previously recorded treasury share transaction gains and the residual $280,108 was charged to deficit during the period.

Details of changes in the Company’s treasury shares balance are as follows:

	Number	Value

Balance, August 31, 2008	2,450,696	$3,948,460

Purchases of treasury shares	695,800	377,031

Balance, August 31, 2009	3,146,496	4,325,491

Purchases of treasury shares	42,000	29,674
Carrying value of treasury shares sold during the period	(789,472)	(1,081,375)

Balance, May 31, 2010	2,399,024	$3,273,790

NOTE 12 – FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

●	Held-to-maturity investments measured at amortized cost using effective interest method;
●	Available-for-sale assets measured at fair value;
●	Assets and liabilities held-for-trading measured at fair value;
●	Loans and receivables measured at amortized cost using effective interest method; and
●	Other financial liabilities measured at amortized cost using effective interest method.

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The fair value of the Company’s financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market.  The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

The carrying values and classifications of the Company’s financial assets and liabilities as at May 31, 2010 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total
Financial Assets

Cash	$10,040,942	$-	$-	$-	$10,040,942
Accounts receivable	-	-	10,317,803	-	10,317,803
Marketable securities	1,133	146,522	-	-	147,655

	$10,042,075	$146,522	$10,317,803	$-	$20,506,400

Financial Liabilities

Accounts payable and accrued liabilities	$-	$-	$-	$4,329,753	$4,329,753
Long-term debt	-	-	-	3,020,827	3,020,827
Due to related parties	-	-	-	217,438	217,438

	$-	$-	$-	$7,568,018	$7,568,018

NOTE 13 – RESTRUCTURING AND INTEGRATION COSTS

The acquisition of the KGIC Assets and the KGIC Business will require considerable management time to restructure KGIC’s existing operational structure in order to integrate the KGIC operations into the Company’s operating structure.  Since the acquisition date on March 15, 2010, direct management time and costs from the Corporate business segment and from the SSDC business segment was incurred to facilitate the restructuring and the integration process.  During the three month period ended May 31, 2010, a total of $221,000 in costs were incurred and has been classified as restructuring and integration costs in these interim consolidated financial statements.  Management expects additional cost and effort will be incurred in the next few months to complete the restructuring and the integration process.

NOTE 14 – INCOME TAXES

The Company’s operations are subject to income taxes primarily in Canada and China.  The applicable statutory income tax rate in China is 25 % and the statutory rate applicable to the Company in Canada is 30.17%.  Income tax provision in these consolidated financial statements relates to CIBT’s domestic operations in China and to SSDC’s domestic operations in Canada.

During the nine month period ended May 31, 2010, the Company recorded a future income tax recovery of $2,029,959 relating to the recognition of the potential benefit of non-capital losses of the Company.  Of this amount, $257,481 relates to current period non-capital losses of CIBT Education Group Inc. (Corporate) and $1,772,478 relates to prior period non-capital losses of CIBT Education Group Inc. (Corporate) against which valuation allowances had previously been provided.  As a result of certain tax planning strategies enacted by the Company and related administrative position changes by tax authorities in Canada, the Company’s assessment as to the potential realization of these non-capital losses changed during the period which resulted in the recording of this future income tax recovery and a corresponding future income tax asset.

NOTE 15 – RISK MANAGEMENT

The Company is engaged primarily in operations in the People’s Republic of China (“PRC”) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks.  The Company manages all risk issues directly.  The Company is engaged primarily in service related industries and manages related industry risk issues directly.  The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk.  The Company is not exposed to significant interest rate risk.

The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk.  In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company’s ability to repatriate profits from China.

Exchange rate risk

The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A strengthening of the Canadian dollar against the Chinese RMB would normally result in a decrease in net earnings attributable to the business units in China.

Credit risk

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at May 31, 2010 are reported net of allowance for bad debts of $837,737 (August 31, 2009 – $428,835).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan.  A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term instalment loan.

NOTE 15 – RISK MANAGEMENT (cont’d)

Liquidity risk

The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  The Company is exposed to liquidity risk in that the Company may not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

The following table summarizes the obligations of the Company’s financial liabilities and operating commitments as at May 31, 2010:

	May 31, 2010					August 31, 2009
	Less than 1 year	1 – 3 years	4- 5 years	Greater than 5 years	Total	Total

Accounts payable and accrued liabilities	$4,329,753	$-	$-	$-	$4,329,753	$5,384,767
Income taxes payable	656,180	-	-	-	656,180	481,352
Capital leases	54,224	234,042	68,152	-	356,418	389,451
Long-term debt	2,976,939	43,888	-	-	3,020,827	226,439
Operating leases	2,068,830	8,549,004	987,859	-	11,605,693	4,462,954

	$10,085,926	$8,826,934	$1,056,011	$-	$19,968,871	$10,944,963

NOTE 16 – CAPITAL DISCLOSURES

The Company’s objectives in managing capital are to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders.  The Company’s overall capital strategy remains unchanged from the prior periods.  The capital structure of the Company consists of shareholders’ equity, short-term debt and long-term debt.  The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets.  The Company monitors its capital using various financial ratios and non-financial performance indicators.  The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the short-term debt and long-term debt.

NOTE 17 – RELATED PARTY TRANSACTIONS

In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB).  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).  Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  As at May 31, 2010, Weifang owed $1,787,429 (August 31, 2009 – $2,008,503) to CIBT.  In addition, as at May 31, 2010, CIBT owed $135,621 (August 31, 2009 – $790,546) to Weifang.

As at May 31, 2010, a balance of $217,438 (August 31, 2009 – $274,563) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  The $217,438 balance is comprised of $108,937 due to the CEO of the Company, $179,031 due to a non-controlling partner in one of the SSDC campus operations, $145,683 due from the President of SSDC and $75,153 due to the President of IRIX.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Effective October 1, 2009 and December 31, 2009, the Company sold a total of 789,472 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (market price) in consideration for the settlement of the $300,000 bonus owing to the CEO (refer to Note 11).  Effective January 1, 2010, a new bonus of $400,000 is payable to the CEO of the Company in quarterly instalments of $100,000 per quarter.  During the nine month period ended May 31, 2010, the Company and its subsidiaries incurred $965,327 (2009 – $835,410) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC, KGIC and IRIX.

NOTE 18 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	3 Months Ended May 31, 2010	3 Months Ended May 31, 2009	9 Months Ended May 31, 2010	9 Months Ended May 31, 2009

Advertising and agency fees	$2,205,525	$1,357,140	$5,287,417	$3,744,930
Bank charges and interest	104,235	51,310	219,782	144,143
Consulting and management fees	288,728	302,688	903,747	793,737
Directors insurance	-	-	79,889	79,074
Investor relations	21,662	18,932	82,687	30,939
Office and general	1,313,084	904,235	3,039,209	2,665,797
Professional fees	618,804	343,596	1,812,561	1,156,101
Rent	1,157,588	712,835	2,605,934	2,232,812
Salaries and benefits	2,355,994	2,274,528	7,149,016	6,361,861
Travel and promotion	72,464	84,980	213,034	234,850

	$8,138,084	$6,050,244	$21,393,276	$17,444,244

NOTE 19 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	3 Months Ended May 31, 2010	3 Months Ended May 31, 2009	9 Months Ended May 31, 2010	9 Months Ended May 31, 2009

Accounts receivable	$(335,922)	$(1,452,973)	$(1,937,878)	$(2,303,763)
Prepaid expenses	446,717	278,255	320,233	(35,019)
Inventory	(14,242)	39,725	(102,428)	35,881
Accounts payable and accrued liabilities	(310,460)	(460,284)	(576,453)	(1,099,173)
Income taxes payable	29,477	204,014	199,273	434,385
Deferred revenues	649,181	43,806	1,256,747	456,060
Other assets	-	-	-	239,393

	$464,751	$(1,347,457)	$(840,506)	$(2,272,236)

The working capital items have been adjusted for the effects of non-cash changes and unrealized foreign exchange changes.

NOTE 20 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC and KGIC operates technical and career training schools and IRIX conducts web design and advertising services.  The Company’s corporate operations are also in Canada.  Transactions between CIBT, SSDC, KGIC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Industry and Geographic Segments	Nine Months Ended May 31, 2010
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$6,099,602	$26,412,303	$2,134,189	$-	$-	$34,646,094
Design and advertising	-	-	-	1,178,102	-	1,178,102

	$6,099,602	$26,412,303	$2,134,189	$1,178,102	$-	$35,824,196

Revenues, net of direct costs	$3,141,750	$18,272,519	$1,026,132	$665,585	$-	$23,105,986
Other expenses and items:
Amortization	(371,716)	(537,401)	(35,499)	(19,340)	(46,194)	(1,010,150)
General and administrative	(2,463,757)	(13,176,058)	(1,627,831)	(594,928)	(3,530,702)	(21,393,276)
Stock-based compensation	-	-	-	-	(217,626)	(217,626)
Interest on long-term debt	-	(44,271)	-	-	-	(44,271)
Foreign exchange gain (loss)	(80,624)	-	-	(2,753)	(3,509)	(86,886)
Loss on disposal of assets	-	(9,075)	-	-	-	(9,075)
Restructuring and integration costs	-	(148,500)	-	-	(72,500)	(221,000)
Non-controlling interests	(69,996)	(425,928)	-	-	-	(495,924)
Other income	14,643	-	-	774	378	15,795
Income tax recovery (provision), net	(59,942)	(377,900)	-	-	2,029,959	1,592,117
Inter-segment transactions	-	(2,628,329)	-	16,921	2,611,408	-

Net income (loss)	$110,358	$925,057	$(637,198)	$66,259	$771,214	$1,235,690

Total assets	$14,938,747	$30,706,930	$8,164,584	$415,229	$4,823,793	$59,049,283

Property and equipment	$976,045	$2,442,675	$343,900	$81,835	$5,642	$3,850,097

Intangible assets	$6,256,377	$7,737,460	$-	$-	$155,697	$14,149,534

Goodwill and unallocated purchase price	$2,287,905	$4,722,970	$6,107,481	$-	$-	$13,118,356

Non-controlling interests	$795,816	$479,206	$-	$-	$-	$1,275,022

Capital expenditures	$85,611	$462,214	$7,577	$-	$-	$555,402

NOTE 20 – SEGMENTED INFORMATION (cont’d)

Industry and Geographic Segments	Nine Months Ended May 31, 2009
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$8,229,344	$22,458,495	$-	$-	$-	$30,687,839
Design and advertising	-	-	-	1,074,052	-	1,074,052

	$8,229,344	$22,458,495	$-	$1,074,052	$-	$31,761,891

Revenues, net of direct costs	$4,312,740	$14,984,779	$-	$607,001	$-	$19,904,520
Other expenses and items:
Amortization	(397,255)	(767,287)	-	(22,113)	(46,443)	(1,233,098)
General and administrative	(3,228,710)	(11,313,533)	-	(602,754)	(2,299,247)	(17,444,244)
Stock-based compensation	-	-	-	-	(490,613)	(490,613)
Interest on long-term debt	-	(30,583)	-	-	-	(30,583)
Foreign exchange gain (loss)	142,841	-	-	20,397	25,842	189,080
Loss on disposal of assets	-	-	-	-	-	-
Non-controlling interests	49,283	(268,398)	-	-	-	(219,115)
Other income	43,437	-	-	(932)	26,294	68,799
Income tax recovery (provision), net	(257,869)	(284,600)	-	-	-	(542,469)
Inter-segment transactions	-	(1,656,190)	-	22,953	1,633,237	-

Net income (loss)	$664,467	$664,188	$-	$24,552	$(1,150,930)	$202,277

Total assets	$15,363,575	$25,806,067	$-	$308,907	$286,041	$41,764,590

Property and equipment	$1,264,716	$2,244,510	$-	$108,545	$7,052	$3,624,823

Intangible assets	$6,479,255	$7,760,000	$-	$-	$215,961	$14,455,216

Goodwill	$2,287,905	$3,836,637	$-	$-	$-	$6,124,542

Non-controlling interests	$776,387	$363,333	$-	$-	$-	$1,139,720

Capital expenditures	$170,512	$306,192	$-	$-	$-	$476,704

NOTE 21 – SUBSEQUENT EVENT

On July 14, 2010, the Company and the selling parties reached an agreement whereby the selling parties have agreed to pay to the Company the sum of $700,000 as an adjustment in connection with the operation of the KGIC Business.

In connection with the Company’s planned financing to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company as announced on November 18, 2009, the Company has filed a prospectus with the Securities Exchange Commission on July 15, 2010 in accordance with U.S. securities laws.  Direct deferred finance fees of $311,223 were incurred to May 31, 2010.